EXHIBIT 11
Flagstar Bancorp, Inc.
Computation of Net Earnings per Share

Net earnings per share — basic and Net earnings per share — diluted are computed by dividing this amount by the weighted average number of common stock and common stock equivalents outstanding during the period, respectively.

	For the quarter
	Ended March 31,

	2001	2000

Net Earnings	$11,018	$3,767

Average common shares outstanding	12,009	12,686

Net earnings per share – basic	$0.92	$0.30

Average common share equivalents outstanding	12,992	12,733

Net earnings per share – diluted	$0.85	$0.30